UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (Amendment No. 1)1

                              FRITZ COMPANIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   358846-10-3
                                 (CUSIP Number)
              --------------------------------------------------

                              John F. Seegal, Esq.
                       Orrick, Herrington & Sutcliffe LLP
                               400 Sansome Street
                             San Francisco, CA 94111
                                 (415) 392-1122

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 31, 1999
               --------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (PAGE 1 OF __ PAGES)

--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

       CUSIP NO.                    13D
       358846-10-3

       ----------------------------------------------------------------
       1.   NAME OF REPORTING PERSON              Lynn C. Fritz


            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       ----------------------------------------------------------------
       2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A)|_|
                                                                (B)|_|
       ----------------------------------------------------------------
       3.   SEC USE ONLY
       ----------------------------------------------------------------
       4.   SOURCE OF FUNDS                                         PF
       ----------------------------------------------------------------
       5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS        |_|
            REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
       ----------------------------------------------------------------
       6.   CITIZENSHIP OR PLACE OF ORGANIZATION         United States
       ----------------------------------------------------------------
                        |  7.  SOLE VOTING POWER
            NUMBER OF   |                                   11,632,216
             SHARES     |----------------------------------------------
          BENEFICIALLY  |  8.  SHARED VOTING POWER
            OWNED BY    |                                            0
         EACH REPORTING |----------------------------------------------
          PERSON WITH   |  9.  SOLE DISPOSITIVE POWER
                        |                                   11,632,216
                        |----------------------------------------------
                        | 10.  SHARED DISPOSITIVE POWER
                        |                                            0
       ----------------------------------------------------------------
       11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
                                                            12,986,416
       ----------------------------------------------------------------
       12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                         |_|
       ----------------------------------------------------------------
       13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   35.8%
       ----------------------------------------------------------------
       14.  TYPE OF REPORTING PERSON                                IN
       ----------------------------------------------------------------

     Lynn C. Fritz hereby amends the statement on Schedule 13D (the "Schedule 13D"), filed with the Securities and Exchange Commission, with respect to the shares of Common Stock, $.01 par value (the "Common Stock"), of Fritz Companies, Inc., a Delaware corporation (the "Issuer"), as follows:

Item 2.  Identity and Background.

     Item 2 is hereby amended to delete the words "President and" from Mr. Fritz's title.

Item 4.  Purpose of Transaction

     The first Paragraph and Paragraph (a) of Item 4 are hereby amended in their entirety to read as follows:

     Mr. Fritz believes that the price of Fritz Common Stock in the public market is under valued and intends to purchase additional shares from time to time. Mr. Fritz believes that the grants of restricted stock and stock options to him by the Compensation Committee reflected the Compensation Committee's determination that such grants would be in the best interest of the Company.

     Mr. Fritz has no plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the issuer, except as contemplated by the first paragraph of this Item 4, or the disposition of securities of the issuer except for future gifts of stock and other routine transfers, and the transfers described in the following paragraph.

     On March 31, 1999, Mr. Fritz transferred, without consideration, 1,334,000 shares of the Company's Common Stock to a grantor annuity retained trust of which Mr. Fritz is the sole trustee (the "Lynn C. Fritz GRAT"), and 1,334,000 shares of the Company's Common Stock to his wife Tamara Fritz, who subsequently transferred such shares to a grantor annuity retained trust of which she is the sole trustee (the "Tamara Fritz GRAT"). Each grantor annuity retained trust was created under a trust agreement dated March 30, 1999 (the "Trust Agreements"). Copies of the Trust Agreements are filed as Exhibits 1 and 2 hereto and are incorporated herein by reference. Mr. Fritz has sole power to vote and to direct the disposition of the shares of the Company Common Stock transferred to the Lynn C. Fritz GRAT, and Mrs. Fritz has sole power to vote and to direct the disposition of the shares of the Company Common Stock transferred to the Tamara Fritz GRAT.

Item 5.  Interest in Securities of Issuer

     Item 5 is hereby amended in its entirety to read as follows:

     (a) Lynn C. Fritz owns 12,986,416 shares of the Company's Common Stock. Of such 12,986,416 shares: (i) 14,000 constitute unvested shares of restricted stock as to which Mr. Fritz currently has voting power; (ii) 176,666 consist of vested stock options; (iii) 20,220 shares are held in a trust for the benefit of Mr. Fritz's children; (iv) 1,334,000 shares are held in the Tamara Fritz GRAT described in Item 4 above; and (v) 1,334,000 shares are held in the Lynn C. Fritz GRAT described in Item 4 above.

     (b) Lynn C. Fritz has sole power to vote and direct the disposition of 11,632,216 shares of the Company's Common Stock owned by him and by the Lynn C. Fritz GRAT and to direct the disposition of all shares issuable upon exercise of stock options granted to him at such time as he exercises such options. An unaffiliated trustee has the power to vote and direct the disposition of the 20,220 shares held in the above-referenced trust for the benefit of Mr. Fritz's children. Mrs. Fritz has the sole power to vote and direct the disposition of the 1,334,000 shares held in the Tamara Fritz GRAT. Each share of the Company's Common Stock is entitled to one vote.

     (c) Lynn C. Fritz has not engaged in any transaction in the Company's Common Stock since January 31, 1999, except as follows: (i) on March 31, 1999 Mr. Fritz made gifts totaling 7,270 shares to the above-referenced trust for the benefit of his children; (ii) on March 31, 1999, Mr. Fritz made a gift of 1,334,000 shares to his wife, Tamara Fritz, who subsequently transferred such shares to a grantor annuity retained trust of which Mrs. Fritz is the sole trustee and has sole power to vote and direct the disposition of such shares; and (iii) on March 31, 1999, Mr. Fritz transferred 1,334,000 shares to the Lynn C. Fritz GRAT, of which he is the sole trustee. Mr. Fritz has sole power to vote and direct the disposition of such shares.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities discussed above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

     Except as described in this statement or in the documents referred to herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between either Lynn C. Fritz or the Lynn
     C. Fritz GRAT and any person with respect to any securities of the Company.

     The Lynn C. Fritz GRAT is governed by a Trust Agreement. Mr. Fritz, as settlor, transferred to the Lynn C. Fritz GRAT 1,334,000 shares of the Company Common Stock. The Trust Agreement provides that, on or before the end of each taxable year during the term, Mr. Fritz is to receive an amount equal to 54.39217% of the initial net fair market value of the assets of the Lynn C. Fritz GRAT. The distributions are to be paid from income and, to the extent that income is not sufficient, from principal. The Trust Agreement is irrevocable and is not subject to amendment except in certain limited circumstances.

Item 7.  Material to be Filed as Exhibits.

     The following exhibits are filed herewith:

     Exhibit 1 Lynn C. Fritz  1999  Grantor  Retained  Annuity  Trust  Agreement
     Exhibit 2 The Tamara Fritz 1999 Grantor Retained Annuity Trust Agreement

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

      Dated:  April 2, 1999

                                     LYNN C. FRITZ



                                     By  /s/ LYNN C. FRITZ
                                        --------------------------------------
                                         Lynn C. Fritz

                                  EXHIBIT INDEX


Exhibit  Description of Exhibit                      Sequentially Numbered Pages
------   ----------------------                       --------------------------
 1       Lynn C. Fritz 1999 Grantor Retained Annuity            7-22
         Trust Agreement
 2       The Tamara Fritz 1999 Grantor Retained                23-38
         Annuity Trust Agreement

                                                                       EXHIBIT 1

                LYNN C. FRITZ 1999 GRANTOR RETAINED ANNUITY TRUST


     This Trust Agreement is entered into at San Francisco, California, on March 30, 1999, by and between LYNN C. FRITZ, of San Francisco, California, as Trustor, and LYNN C. FRITZ, of San Francisco, California, as Trustee.

     LYNN C. FRITZ is the owner, as his separate property, of that certain property described on Exhibit A and hereby transfers and conveys such property to the Trustee.

     The Trustor desires to provide the terms and conditions upon which the property now or hereafter transferred to the Trustee shall be held by the Trustee and, in order to define the terms upon which the Trustee shall hold the property, it is agreed as follows:


                                   ARTICLE ONE

                                   Trust Term

     This trust is effective immediately and shall terminate on expiration of a period of two (2) years from the date of this Trust Agreement. The period before termination of the trust is referred to herein as the "Trust Term."



                                   ARTICLE TWO

                         Distributions During Trust Term

     During the Trust Term, the Trustee shall pay the "Annuity Amount," as hereinafter defined, as provided in this Article Two.

     2.1 Annuity Amount

     The Annuity Amount shall be an amount equal to 54.39217 % of the initial net fair market value of the assets of the Trust valued as of the date of this Trust Agreement.

     2.2 Payment of Annuity Amount

     The Trustor's right to receive the Annuity Amount shall commence on the date of this Trust Agreement. The Trustee shall pay the Annuity Amount to the Trustor on or before the end of each taxable year of the Trust Term. The Annuity Amount may be paid after the close of the taxable year, provided the payment is made no later than the date by which the Trustee is required to file the federal income tax return of the trust for the taxable year (without regard to extensions) or, if no return is required to be filed, the date by which the Trustee would be required to file a return if one were required. The Annuity Amount shall be paid from income and, to the extent that income is not sufficient, from principal. Any income of the trust for a taxable year in excess of the Annuity Amount shall be added to principal.

     2.3 Incorrect Payment

     If an incorrect payment of the Annuity Amount is made (for example, if the initial net fair market value of the trust assets is incorrectly determined), then promptly after the error is discovered (including without limitation promptly after the initial net fair market value of the trust assets is finally determined for federal tax purposes) the Trustee shall pay to the Trustor (in the case of an underpayment) or receive from the Trustor (in the case of an overpayment) an amount equal to the difference between the Annuity Amount properly payable and the Annuity Amount actually paid.

     2.4 Short Year

     Payments of the Annuity Amount for a period of less than one full year shall be prorated on a daily basis.

     2.5 Additional Distributions

     The Trustee is authorized to pay to the Trustor from time to time such amounts as the Trustor shall certify as being required to discharge the Trustor's tax liability in respect of income of the trust not distributed to the Trustor and taxable to the Trustor; provided that no such distributions shall be made pursuant to this paragraph or applicable state law if that would conflict with the Trustor's intent expressed in paragraph 2.7.

     2.6 Limitation on Distributions, Commutation Prohibited

     During the Trust Term, no distributions shall be made to or for the benefit of anyone other than the Trustor. The interest of the Trustor shall not be subject to commutation.

     2.7 Intent of the Trustor

     It is the Trustor's intent in entering into this Trust Agreement to provide the Trustor with a qualified interest within the meaning of Section 2702(b)(1) of the Internal Revenue Code of 1986, as amended, and a qualified annuity interest within the meaning of Section 25.2702-3(b) and (d) of the Treasury Regulations.



                                  ARTICLE THREE

                 Distributions Upon Expiration of the Trust Term

           Upon the expiration of the Trust Term, the Trustee shall distribute the remaining property of the trust as follows:

     3.1 Distribution to the Trustor

     If the Trustor is then living, the Trustee shall distribute to the Trustor that amount, if any, payable to the Trustor pursuant to the provisions of Article Two.

     3.2 Distributions to Revocable Trust or Estate

     If the Trustor is not then living, the Trustee shall distribute to the Trustee of The Fritz Family Trust, created by that certain Declaration of Trust dated December 30, 1988, made by LYNN C. FRITZ and TAMARA FRITZ, as amended in the entirety by a First Amendment dated December 17, 1992, to be added to the assets of the trust created thereby and administered as part thereof and according to its terms and any further amendments made thereto prior to the death of the Trustor, or, if such trust is not then in existence, to the Trustor's estate, (i) that amount, if any, payable to the Trustor pursuant to the provisions of Article Two, and (ii) that fraction of the balance of the remaining trust property the numerator of which is the amount of the remaining trust property includible in the Trustor's gross estate for federal estate tax purposes and the denominator of which is the value of the remaining trust property as finally determined for such federal estate tax purposes.

     3.3 Distribution to Trusts for Children

     The Trustee shall divide all of the remaining trust property not required to be distributed pursuant to the preceding provisions of this Article Three into equal shares, establishing one such share for each child of the Trustor living upon the expiration of the Trust Term. Each such share established for a living child of the Trustor shall be distributed to the Trustee of The Lynn C. Fritz and Tamara Fritz 1990 Irrevocable Children's Trust, created by that certain Trust Agreement dated October 30, 1990, between LYNN C. FRITZ and TAMARA FRITZ as Trustors and STEPHEN B. BLEY as Trustee, to be added to the assets of the separate trust for such child created thereby and administered as part thereof and according to its terms. If no separate trust for such living child is then in existence under The Lynn C. Fritz and Tamara Fritz 1990 Irrevocable Children's Trust, then the Trustor hereby incorporates by reference the terms of The Lynn C. Fritz and Tamara Fritz 1990 Irrevocable Children's Trust referred to above and directs the Trustee to distribute all of such child's share to the Trustee named therein to be set apart to a separate trust for such child and held, administered and distributed in accordance with the provisions thereof.

     3.4 Distribution of Property Not Otherwise Distributed

     If no child of the Trustor is living upon the expiration of the Trust Term, the Trustee shall distribute all of the remaining trust property not required to be distributed pursuant to the preceding provisions of this Article Three by right of representation to those of the Trustor's issue who are living upon the expiration of the Trust Term or, if no issue of the Trustor is living on the expiration of the Trust Term, in equal shares to those of the Trustor's nephews and nieces who are living upon the expiration of the Trust Term; provided that the share of any such person who is under age twenty-one (21) shall be distributed to the Trustee of The Lynn C. Fritz and Tamara Fritz 1990 Irrevocable Children's Trust, to be retained in trust for such person as provided in paragraph C of Article IV thereof.

                                  ARTICLE FOUR

                         Trust Administrative Provisions

     4.1 No Subsequent Additions to the Trust

     No additions shall be made to the trust estate during the Trust Term.

     4.2 Spendthrift Clause

     All income or principal to be paid to any beneficiary herein named shall be paid by the Trustee direct and only to said beneficiary or to the personal representative of said beneficiary. Except as may be herein otherwise expressly provided, the Trustee is not to recognize any transfer, mortgage, pledge, hypothecation, order or assignment of any beneficiary by way of anticipation of any part of the income or principal. The income and principal of the trust estate shall not be subject in any manner to transfer by operation of law and shall be exempt from the claims of creditors or other claimants and from orders, decrees, levies, attachments, garnishments and executions and other legal or equitable process or proceedings to the fullest extent permissible by law.

     4.3  Discretionary Powers of Trustee

     Any decisions by the Trustee under any discretionary powers given pursuant to the provisions of this Trust Agreement shall be final and not subject to challenge by anyone.

     4.4 Definition of Incompetency

     "Incompetency" as used herein shall be deemed to exist when an individual referred to herein has been declared incompetent by a court of proper jurisdiction, when a conservator of the estate has been appointed for such individual or upon execution of a certificate diagnosing incompetency by a physician licensed to practice in the state of such individual's residence and which physician has been the individual's regular physician, if any. If the individual whose competency is at issue does not have a "regular" physician, then certificates of two (2) licensed physicians shall be required. Any such certificate(s) by a licensed physician(s) shall set forth in substance that the individual is unable properly to provide for his or her personal needs for physical health, food, clothing or shelter and is substantially unable to manage his or her financial resources or resist fraud or undue influence. The effective date of such incompetency shall be the earliest of the date of the decree adjudicating the incompetency, the date of the decree appointing the conservator or the date of the doctor's certificate(s), as the case may be.

     4.5 Deferring Division or Distribution of Trust Assets

     Whenever the Trustee is directed to distribute trust assets or divide trust assets into separate trusts or shares, the Trustee may, in the Trustee's discretion, defer distribution or division until six months thereafter or until such later time as the Trustee deems necessary or appropriate for the proper administration or settlement of that trust. When the Trustee defers distributing or dividing assets, the deferred division or distribution shall be made as if it had taken place at the time specified in this Trust Agreement (excluding this paragraph), and all rights given to the beneficiaries of those trust assets under other provisions of this Trust Agreement shall be deemed to have accrued and vested as of that specified time. The provisions of this paragraph shall not apply to the distributions of the Annuity Amount pursuant to Article Two.

                                  ARTICLE FIVE

                       Provisions Relating to the Trustees

     5.1 Reference to Trustee

     The term "Trustee" as sometimes used throughout this instrument in the singular shall be deemed to refer to the individual Trustee or co-Trustees, the corporate Trustee or the corporate and individual co-Trustees acting hereunder from time to time.

     5.2 Original Trustee

     The original Trustee is LYNN C. FRITZ.

     5.3 Successor Trustees

     Upon the failure for any reason of LYNN C. FRITZ to continue to act as Trustee, his wife, TAMARA FRITZ (hereinafter "TAMARA"), shall act as Trustee, and if she for any reason shall fail to act or to continue to act as Trustee, then STEPHEN B. BLEY shall act as Trustee. If STEPHEN B. BLEY for any reason shall fail to act or to continue to act as Trustee, then FRANK GRACE shall act as Trustee. The last of TAMARA, STEPHEN B. BLEY and FRANK GRACE to act as Trustee shall have the right to appoint a Trustee, and a series of Trustees, either individual or corporate, to succeed her or him and also shall have the right to remove any Trustee so appointed by her or him and to revoke any appointment she or he has made which was not yet effective.

     5.3.1 Vacancy. If there is a vacancy in the office of Trustee of any trust continuing hereunder and it has not been filled by appointment pursuant to the foregoing provisions, WELLS FARGO BANK, N.A. shall act as Trustee.

     5.3.2 Qualifications of Corporate Trustees. Any corporate Trustee appointed pursuant to the provisions of this paragraph 5.3 shall have acted as a fiduciary for at least five (5) years prior to its appointment and shall be qualified to serve as a Trustee in the State of California.

     5.3.3 Manner of Appointment or Removal of Trustee. The appointment, revocation of appointment or removal of a Trustee pursuant to the foregoing provisions shall be made by the execution of an appropriate writing delivered to the Trustee or Trustees affected and shall be effective without any court proceeding or decree. Each successor Trustee shall indicate acceptance of the office of Trustee by signing an original of this Trust Agreement at the time such Trustee takes office.

     5.4 Resignation of Trustee

     A Trustee hereunder may resign at any time without any court proceeding or decree by giving written notice of such intention to resign to the Trustor or, if he is not then living or is incompetent, to TAMARA, or to her duly appointed conservator if she is incompetent.

     5.5 Waiver of Bond

     No bond shall be required of any Trustee named or appointed in the manner specified herein.

     5.6 Incompetency of Individual Trustee

     The incompetency (as that term is defined in paragraph 4.4 of Article Four hereof) of an individual Trustee shall be deemed a resignation by him or her as a Trustee hereunder, such resignation to be effective upon the date of the establishment of such incompetency.

     5.7 Compensation of Trustee

     Each Trustee (other than LYNN C. FRITZ or TAMARA) shall be entitled to reasonable compensation for (a) the Trustee's ordinary services hereunder, (b) any extraordinary services performed by the Trustee and (c) all services in connection with the termination or revocation of the trust in whole or in part. Any disbursements by any Trustee hereunder for compensation shall be payable, as the Trustee may deem proper, wholly from principal or wholly from income, or partly from each.

     5.8 Powers and Duties of Successor Trustee

     A successor Trustee shall have the same duties, powers and discretion as are given to the original Trustee. A successor Trustee may accept the trust assets delivered by the predecessor Trustee as constituting the entire trust estate and shall not be required to take any action to recover further assets or to investigate any acts done by any predecessor Trustee. No successor Trustee shall be required to bring any action to determine what constitutes the trust estate or to obtain possession of any assets thereof.

     5.9 Powers of Trustee

     The Trustee shall have full power and authority to (a) hold and retain, either in the Trustee's own name or in the name of a nominee, without liability for such retention, any and all property (including shares of a corporate Trustee's own stock or the stock of its parent or affiliated corporation) coming into the Trustee's possession hereunder and specifically including any interest in Fritz Companies, Inc. or any affiliated or successor corporation, without any duty to diversify investments or to consider alternative investments; (b) vote, and give proxies to vote, any securities (including shares of a corporate Trustee's own stock or the stock of its parent or affiliated corporation) having voting rights; (c) exercise any right of option or subscription or otherwise which may at any time attach, belong or be given to the holders of any stocks, bonds, securities or other instruments in the nature thereof forming part of the trust estate, and to join in any plan of lease, mortgage, consolidation, reorganization or foreclosure of any corporation, trust or organization, or the property or assets thereof, including the deposit of bonds, securities and stock with any bondholders', stockholders' or protective committee in which the trust estate may hold stocks or bonds or other securities, and to take and hold any securities issued under such plan and to pay any assessments thereunder; (d) enforce any mortgage or deed of trust or pledge held hereunder and to purchase at any sale thereunder any property subject thereto; (e) sell at public or private sale (for cash or on terms), improve, lease (without restriction or limitation as to term), borrow money, mortgage, convey in trust, pledge, hypothecate, lease or contract with reference to oil, gas or other minerals or natural resources and mineral rights and mineral royalties which may be part of the trust estate, transfer, exchange, subdivide, participate, compromise, surrender or otherwise deal with the whole or any part of the trust property upon such terms and conditions as the Trustee, in the Trustee's discretion, deems advisable; (f) borrow money, and pledge trust assets as security therefor for any purpose, including, without limiting the generality of the power to borrow, the power to use leverage for the purpose of obtaining funds for further investment or to make payments to a beneficiary; (g) construct, repair or remodel improvements on real property of the trust estate, and to remove or otherwise dispose of improvements of real property, as the Trustee may determine; (h) loan or advance the Trustee's own funds to the trust for any purpose thereof, at the then current rate of interest, and any such loan or advance, together with interest, shall be a first lien against the trust estate and shall be repaid therefrom;
(i) provide the Trustee with public liability insurance in customary forms as an expense of the trust; (j) purchase assets (for cash or on terms) and invest and reinvest any of the trust property as the Trustee shall deem fit and proper, including, without limiting the generality of the foregoing, in mutual funds, joint ventures, limited partnerships and non-income producing assets, all without diversification as to kind or amount and without being restricted by any statutory limitation on investments by Trustees, whether or not in effect at the date hereof; (k) purchase and/or maintain life insurance or annuities of any kind or amount on the life of the Trustor or any beneficiary hereof, and to charge the premiums therefor to income or principal in the discretion of the Trustee; (l) purchase and or maintain hospital or medical insurance (including such variants as major medical) and disability income insurance on any beneficiary hereof or person in whom any beneficiary has an insurable interest; and (m) employ and remove any custodian, investment counsel (with or without discretionary powers; to act on the advice of such advisors and agents and incur no liability for any action taken or refrained from pursuant to this advice), attorney, accountant or any other agents to assist the Trustee in administering the trust and to pay them or any of them reasonable compensation, charging such compensation to principal or income, as the Trustee, in the Trustee's discretion shall determine.


                                   ARTICLE SIX

                            Agreement is Irrevocable

     This Trust Agreement is hereby expressly made irrevocable and the Trustor does not retain any right to modify, alter, revoke or terminate this Trust Agreement in any manner. The Trustee, however, shall have the power, acting alone, to amend the trust in any manner required for the sole purpose of ensuring that the Trust Agreement provides the Trustor with a qualified interest within the meaning of Section 2702(b)(1) of the Internal Revenue Code of 1986, as amended, and a qualified annuity interest within the meaning of Section 25.2702-3(b) and (d) of the Treasury Regulations.


                                  ARTICLE SEVEN

                            Miscellaneous Provisions

     7.1 Applicable Law

     This trust has been created in California and accepted by the Trustee herein. All questions pertaining to the validity, interpretation and administration of this Trust Agreement shall be determined in accordance with the laws of California.

     7.2 Trustor's Power to Reacquire Trust Property

     The Trustor acting in a nonfiduciary capacity shall have the power to reacquire any property of the trust by substituting other property of an equivalent value.

     7.3 Headings

     The  headings  of  articles  and  paragraphs   appearing   herein  are  for
convenience of reference only and shall have no significance in the construction or interpretation of this Trust Agreement.

     7.4 Reference to Trust

     For the purposes of identification and convenient reference, the trust created herein may be referred to as "The Lynn C. Fritz 1999 Grantor Retained Annuity Trust," and any asset bearing that title or the title "LYNN C. FRITZ, Trustee of The Lynn C. Fritz 1999 Grantor

Retained Annuity Trust," or any substantially similar variation thereof, shall be deemed an asset owned and held subject to this Trust Agreement.

     IN WITNESS WHEREOF, the parties hereto have executed this Trust Agreement on March 30, 1999.


                               /s/ Lynn C. Fritz
                               -----------------------------------------
                               LYNN C. FRITZ, Trustor and Trustee

                                    EXHIBIT A
                       Separate Property of LYNN C. FRITZ


     1,334,000 shares of common stock of Fritz Companies, Inc.

                                THE LYNN C. FRITZ

                       1999 GRANTOR RETAINED ANNUITY TRUST




                                  LYNN C. FRITZ

                                     Trustor

                                       and

                                     Trustee






                              Dated: March 30, 1999

                                                                       Exhibit 2

                TAMARA FRITZ 1999 GRANTOR RETAINED ANNUITY TRUST


     This Trust Agreement is entered into at San Francisco, California, on March 30, 1999, by and between TAMARA FRITZ, of San Francisco, California, as Trustor, and TAMARA FRITZ, of San Francisco, California, as Trustee.

     TAMARA FRITZ is the owner, as her separate property, of that certain property described on Exhibit A and hereby transfers and conveys such property to the Trustee.

     The Trustor desires to provide the terms and conditions upon which the property now or hereafter transferred to the Trustee shall be held by the Trustee and, in order to define the terms upon which the Trustee shall hold the property, it is agreed as follows:



                                   ARTICLE ONE

                                   Trust Term

     This trust is effective immediately and shall terminate on expiration of a period of two (2) years from the date of this Trust Agreement. The period before termination of the trust is referred to herein as the "Trust Term."



                                   ARTICLE TWO

                         Distributions During Trust Term


     During the Trust Term, the Trustee shall pay the "Annuity Amount," as hereinafter defined, as provided in this Article Two.

     2.1 Annuity Amount

     The Annuity Amount shall be an amount equal to 54.39217 % of the initial net fair market value of the assets of the Trust valued as of the date of this Trust Agreement.

     2.2 Payment of Annuity Amount

     The Trustor's right to receive the Annuity Amount shall commence on the date of this Trust Agreement. The Trustee shall pay the Annuity Amount to the Trustor on or before the end of each taxable year of the Trust Term. The Annuity Amount may be paid after the close of the taxable year, provided the payment is made no later than the date by which the Trustee is required to file the federal income tax return of the trust for the taxable year (without regard to extensions) or, if no return is required to be filed, the date by which the Trustee would be required to file a return if one were required. The Annuity Amount shall be paid from income and, to the extent that income is not sufficient, from principal. Any income of the trust for a taxable year in excess of the Annuity Amount shall be added to principal.

     2.3 Incorrect Payment

     If an incorrect payment of the Annuity Amount is made (for example, if the initial net fair market value of the trust assets is incorrectly determined), then promptly after the error is discovered (including without limitation promptly after the initial net fair market value of the trust assets is finally determined for federal tax purposes) the Trustee shall pay to the Trustor (in the case of an underpayment) or receive from the Trustor (in the case of an overpayment) an amount equal to the difference between the Annuity Amount properly payable and the Annuity Amount actually paid.

     2.4 Short Year

     Payments of the Annuity Amount for a period of less than one full year shall be prorated on a daily basis.

     2.5 Additional Distributions

     The Trustee is authorized to pay to the Trustor from time to time such amounts as the Trustor shall certify as being required to discharge the Trustor's tax liability in respect of income of the trust not distributed to the Trustor and taxable to the Trustor; provided that no such distributions shall be made pursuant to this paragraph or applicable state law if that would conflict with the Trustor's intent expressed in paragraph 2.7.

     2.6 Limitation on Distributions, Commutation Prohibited

     During the Trust Term, no distributions shall be made to or for the benefit of anyone other than the Trustor. The interest of the Trustor shall not be subject to commutation.

     2.7 Intent of the Trustor

     It is the Trustor's intent in entering into this Trust Agreement to provide the Trustor with a qualified interest within the meaning of Section 2702(b)(1) of the Internal Revenue Code of 1986, as amended, and a qualified annuity interest within the meaning of Section 25.2702-3(b) and (d) of the Treasury Regulations.



                                  ARTICLE THREE

                 Distributions Upon Expiration of the Trust Term


           Upon the expiration of the Trust Term, the Trustee shall distribute the remaining property of the trust as follows:

     3.1 Distribution to the Trustor

     If the Trustor is then living, the Trustee shall distribute to the Trustor that amount, if any, payable to the Trustor pursuant to the provisions of Article Two.

     3.2 Distributions to Revocable Trust or Estate

     If the Trustor is not then living, the Trustee shall distribute to the Trustee of The Fritz Family Trust, created by that certain Declaration of Trust dated December 30, 1988, made by LYNN C. FRITZ and TAMARA FRITZ, as amended in the entirety by a First Amendment dated December 17, 1992, to be added to the assets of the trust created thereby and administered as part thereof and according to its terms and any further amendments made thereto prior to the death of the Trustor, or, if such trust is not then in existence, to the Trustor's estate, (i) that amount, if any, payable to the Trustor pursuant to the provisions of Article Two, and (ii) that fraction of the balance of the remaining trust property the numerator of which is the amount of the remaining trust property includible in the Trustor's gross estate for federal estate tax purposes and the denominator of which is the value of the remaining trust property as finally determined for such federal estate tax purposes.

     3.3 Distribution to Trusts for Children

     The Trustee shall divide all of the remaining trust property not required to be distributed pursuant to the preceding provisions of this Article Three into equal shares, establishing one such share for each child of the Trustor living upon the expiration of the Trust Term. Each such share established for a living child of the Trustor shall be distributed to the Trustee of The Lynn C. Fritz and Tamara Fritz 1990 Irrevocable Children's Trust, created by that certain Trust Agreement dated October 30, 1990, between LYNN C. FRITZ and TAMARA FRITZ as Trustors and STEPHEN B. BLEY as Trustee, to be added to the assets of the separate trust for such child created thereby and administered as part thereof and according to its terms. If no separate trust for such living child is then in existence under The Lynn C. Fritz and Tamara Fritz 1990 Irrevocable Children's Trust, then the Trustor hereby incorporates by reference the terms of The Lynn C. Fritz and Tamara Fritz 1990 Irrevocable Children's Trust referred to above and directs the Trustee to distribute all of such child's share to the Trustee named therein to be set apart to a separate trust for such child and held, administered and distributed in accordance with the provisions thereof.

     3.4 Distribution of Property Not Otherwise Distributed

     If no child of the Trustor is living upon the expiration of the Trust Term, the Trustee shall distribute all of the remaining trust property not required to be distributed pursuant to the preceding provisions of this Article Three by right of representation to those of the Trustor's issue who are living upon the expiration of the Trust Term or, if no issue of the Trustor is living on the expiration of the Trust Term, in equal shares to those of the nephews and nieces of Trustor's husband, LYNN C. FRITZ, who are living upon the expiration of the Trust Term; provided that the share of any such person who is under age twenty-one (21) shall be distributed to the Trustee of The Lynn C. Fritz and Tamara Fritz 1990 Irrevocable Children's Trust, to be retained in trust for such person as provided in paragraph C of Article IV thereof.

                                  ARTICLE FOUR

                         Trust Administrative Provisions


     4.1 No Subsequent Additions to the Trust

     No additions shall be made to the trust estate during the Trust Term.

     4.2 Spendthrift Clause

     All income or principal to be paid to any beneficiary herein named shall be paid by the Trustee direct and only to said beneficiary or to the personal representative of said beneficiary. Except as may be herein otherwise expressly provided, the Trustee is not to recognize any transfer, mortgage, pledge, hypothecation, order or assignment of any beneficiary by way of anticipation of any part of the income or principal. The income and principal of the trust estate shall not be subject in any manner to transfer by operation of law and shall be exempt from the claims of creditors or other claimants and from orders, decrees, levies, attachments, garnishments and executions and other legal or equitable process or proceedings to the fullest extent permissible by law.

     4.3 Discretionary Powers of Trustee

     Any decisions by the Trustee under any discretionary powers given pursuant to the provisions of this Trust Agreement shall be final and not subject to challenge by anyone.

     4.4 Definition of Incompetency

     "Incompetency" as used herein shall be deemed to exist when an individual referred to herein has been declared incompetent by a court of proper jurisdiction, when a conservator of the estate has been appointed for such individual or upon execution of a certificate diagnosing incompetency by a physician licensed to practice in the state of such individual's residence and which physician has been the individual's regular physician, if any. If the individual whose competency is at issue does not have a "regular" physician, then certificates of two (2) licensed physicians shall be required. Any such certificate(s) by a licensed physician(s) shall set forth in substance that the individual is unable properly to provide for his or her personal needs for physical health, food, clothing or shelter and is substantially unable to manage his or her financial resources or resist fraud or undue influence. The effective date of such incompetency shall be the earliest of the date of the decree adjudicating the incompetency, the date of the decree appointing the conservator or the date of the doctor's certificate(s), as the case may be.

     4.5 Deferring Division or Distribution of Trust Assets

     Whenever the Trustee is directed to distribute trust assets or divide trust assets into separate trusts or shares, the Trustee may, in the Trustee's discretion, defer distribution or division until six months thereafter or until such later time as the Trustee deems necessary or appropriate for the proper administration or settlement of that trust. When the Trustee defers distributing or dividing assets, the deferred division or distribution shall be made as if it had taken place at the time specified in this Trust Agreement (excluding this paragraph), and all rights given to the beneficiaries of those trust assets under other provisions of this Trust Agreement shall be deemed to have accrued and vested as of that specified time. The provisions of this paragraph shall not apply to the distributions of the Annuity Amount pursuant to Article Two.

                                  ARTICLE FIVE

                       Provisions Relating to the Trustees

     5.1 Reference to Trustee

           The term "Trustee" as sometimes used throughout this instrument in the singular shall be deemed to refer to the individual Trustee or co-Trustees, the corporate Trustee or the corporate and individual co-Trustees acting hereunder from time to time.

     5.2 Original Trustee

     The original Trustee is TAMARA FRITZ.

     5.3 Successor Trustees

     Upon the failure for any reason of TAMARA FRITZ to continue to act as Trustee, her husband, LYNN C. FRITZ (hereinafter "LYNN"), shall act as Trustee, and if he for any reason shall fail to act or to continue to act as Trustee, then STEPHEN B. BLEY shall act as Trustee. If STEPHEN B. BLEY for any reason shall fail to act or to continue to act as Trustee, then FRANK GRACE shall act as Trustee. The last of LYNN, STEPHEN B. BLEY and FRANK GRACE to act as Trustee shall have the right to appoint a Trustee, and a series of Trustees, either individual or corporate, to succeed him and also shall have the right to remove any Trustee so appointed by him and to revoke any appointment he has made which was not yet effective.

     5.3.1 Vacancy. If there is a vacancy in the office of Trustee of any trust continuing hereunder and it has not been filled by appointment pursuant to the foregoing provisions, WELLS FARGO BANK, N.A. shall act as Trustee.

     5.3.2 Qualifications of Corporate Trustees. Any corporate Trustee appointed pursuant to the provisions of this paragraph 5.3 shall have acted as a fiduciary for at least five (5) years prior to its appointment and shall be qualified to serve as a Trustee in the State of California.

     5.3.3 Manner of Appointment or Removal of Trustee. The appointment, revocation of appointment or removal of a Trustee pursuant to the foregoing provisions shall be made by the execution of an appropriate writing delivered to the Trustee or Trustees affected and shall be effective without any court proceeding or decree. Each successor Trustee shall indicate acceptance of the office of Trustee by signing an original of this Trust Agreement at the time such Trustee takes office.

     5.4 Resignation of Trustee

     A Trustee hereunder may resign at any time without any court proceeding or decree by giving written notice of such intention to resign to the Trustor or, if she is not then living or is incompetent, to LYNN, or to his duly appointed conservator if he is incompetent.

     5.5 Waiver of Bond

     No bond shall be required of any Trustee named or appointed in the manner specified herein.

     5.6 Incompetency of Individual Trustee

     The incompetency (as that term is defined in paragraph 4.4 of Article Four hereof) of an individual Trustee shall be deemed a resignation by him or her as a Trustee hereunder, such resignation to be effective upon the date of the establishment of such incompetency.

     5.7 Compensation of Trustee

     Each Trustee (other than TAMARA FRITZ or LYNN) shall be entitled to reasonable compensation for (a) the Trustee's ordinary services hereunder, (b) any extraordinary services performed by the Trustee and (c) all services in connection with the termination or revocation of the trust in whole or in part. Any disbursements by any Trustee hereunder for compensation shall be payable, as the Trustee may deem proper, wholly from principal or wholly from income, or partly from each.

     5.8 Powers and Duties of Successor Trustee

     A successor Trustee shall have the same duties, powers and discretion as are given to the original Trustee. A successor Trustee may accept the trust assets delivered by the predecessor Trustee as constituting the entire trust estate and shall not be required to take any action to recover further assets or to investigate any acts done by any predecessor Trustee. No successor Trustee shall be required to bring any action to determine what constitutes the trust estate or to obtain possession of any assets thereof.

     5.9 Powers of Trustee

     The Trustee shall have full power and authority to (a) hold and retain, either in the Trustee's own name or in the name of a nominee, without liability for such retention, any and all property (including shares of a corporate Trustee's own stock or the stock of its parent or affiliated corporation) coming into the Trustee's possession hereunder and specifically including any interest in Fritz Companies, Inc. or any affiliated or successor corporation, without any duty to diversify investments or to consider alternative investments; (b) vote, and give proxies to vote, any securities (including shares of a corporate Trustee's own stock or the stock of its parent or affiliated corporation) having voting rights; (c) exercise any right of option or subscription or otherwise which may at any time attach, belong or be given to the holders of any stocks, bonds, securities or other instruments in the nature thereof forming part of the trust estate, and to join in any plan of lease, mortgage, consolidation, reorganization or foreclosure of any corporation, trust or organization, or the property or assets thereof, including the deposit of bonds, securities and stock with any bondholders', stockholders' or protective committee in which the trust estate may hold stocks or bonds or other securities, and to take and hold any securities issued under such plan and to pay any assessments thereunder; (d) enforce any mortgage or deed of trust or pledge held hereunder and to purchase at any sale thereunder any property subject thereto; (e) sell at public or private sale (for cash or on terms), improve, lease (without restriction or limitation as to term), borrow money, mortgage, convey in trust, pledge, hypothecate, lease or contract with reference to oil, gas or other minerals or natural resources and mineral rights and mineral royalties which may be part of the trust estate, transfer, exchange, subdivide, participate, compromise, surrender or otherwise deal with the whole or any part of the trust property upon such terms and conditions as the Trustee, in the Trustee's discretion, deems advisable; (f) borrow money, and pledge trust assets as security therefor for any purpose, including, without limiting the generality of the power to borrow, the power to use leverage for the purpose of obtaining funds for further investment or to make payments to a beneficiary; (g) construct, repair or remodel improvements on real property of the trust estate, and to remove or otherwise dispose of improvements of real property, as the Trustee may determine; (h) loan or advance the Trustee's own funds to the trust for any purpose thereof, at the then current rate of interest, and any such loan or advance, together with interest, shall be a first lien against the trust estate and shall be repaid therefrom; (i) provide the Trustee with public liability insurance in customary forms as an expense of the trust; (j) purchase assets (for cash or on terms) and invest and reinvest any of the trust property as the Trustee shall deem fit and proper, including, without limiting the generality of the foregoing, in mutual funds, joint ventures, limited partnerships and non-income producing assets, all without diversification as to kind or amount and without being restricted by any statutory limitation on investments by Trustees, whether or not in effect at the date hereof; (k) purchase and/or maintain life insurance or annuities of any kind or amount on the life of the Trustor or any beneficiary hereof, and to charge the premiums therefor to income or principal in the discretion of the Trustee; (l) purchase and or maintain hospital or medical insurance

(including such variants as major medical) and disability income insurance on any beneficiary hereof or person in whom any beneficiary has an insurable interest; and (m) employ and remove any custodian, investment counsel (with or without discretionary powers; to act on the advice of such advisors and agents and incur no liability for any action taken or refrained from pursuant to this advice), attorney, accountant or any other agents to assist the Trustee in administering the trust and to pay them or any of them reasonable compensation, charging such compensation to principal or income, as the Trustee, in the Trustee's discretion shall determine.


                                   ARTICLE SIX

                            Agreement is Irrevocable

     This Trust Agreement is hereby expressly made irrevocable and the Trustor does not retain any right to modify, alter, revoke or terminate this Trust Agreement in any manner. The Trustee, however, shall have the power, acting alone, to amend the trust in any manner required for the sole purpose of ensuring that the Trust Agreement provides the Trustor with a qualified interest within the meaning of Section 2702(b)(1) of the Internal Revenue Code of 1986, as amended, and a qualified annuity interest within the meaning of Section 25.2702-3(b) and (d) of the Treasury Regulations.

                                  ARTICLE SEVEN

                            Miscellaneous Provisions


     7.1 Applicable Law

     This trust has been created in California and accepted by the Trustee herein. All questions pertaining to the validity, interpretation and administration of this Trust Agreement shall be determined in accordance with the laws of California.

     7.2 Trustor's Power to Reacquire Trust Property

     The Trustor acting in a nonfiduciary capacity shall have the power to reacquire any property of the trust by substituting other property of an equivalent value.

     7.3 Headings

     The  headings  of  articles  and  paragraphs   appearing   herein  are  for
convenience of reference only and shall have no significance in the construction or interpretation of this Trust Agreement.

     7.4 Reference to Trust

     For the purposes of identification and convenient reference, the trust created herein may be referred to as "The Tamara Fritz 1999 Grantor Retained Annuity Trust," and any asset bearing that title or the title "TAMARA FRITZ, Trustee of The Tamara Fritz 1999 Grantor

Retained Annuity Trust," or any substantially similar variation thereof, shall be deemed an asset owned and held subject to this Trust Agreement.

     IN WITNESS WHEREOF, the parties hereto have executed this Trust Agreement on March 30, 1999.


                               /s/ Tamara Fritz
                               -----------------------------------------
                               TAMARA FRITZ, Trustor and Trustee

                                    EXHIBIT A

                        Separate Property of TAMARA FRITZ


            1,334,000 shares of common stock of Fritz Companies, Inc.

                                THE TAMARA FRITZ

                       1999 GRANTOR RETAINED ANNUITY TRUST




                                  TAMARA FRITZ

                                     Trustor

                                       and

                                     Trustee






                              Dated: March 30, 1999